*Faxed 10/27/2008* *

# SEW CAL LOGO

## www.sewcal.com

(310) 352 – 3300 x309

207 W. 138th STREET
LOS ANGELES, CA  90061

FAX: (801) 806-7855

## FAX  COVER  SHEET

* Corrected date

Date: 10/27/2008

TO: SCOTT STRINGER          FAX  NUMBER : 202-772-9202

FROM: RICK SONGER          Total pages including cover sheet : 1

## Message:

Re: File No. 333-113223

Dear Scott,

We are requesting an extension of an additional 30 days to submit our replies to your comments and requirements stated in your October 15, 2008 letter. I have requested that our legal counsel, Richard Anslow, help prepare things for closure of this file.

Again, thank you for both your time and consideration in assisting us with this matter.

Sincerely,



Rick Songer